VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance, Office of Technology
100 F Street, NE
Washington, D.C. 20549

Attention:	Joyce Sweeney Kathleen Collins
RE:	Gen Digital Inc. Form 10-K for the Fiscal Year Ended March 31, 2023 Form 10-Q for the Quarterly Period Ended September 29, 2023 Form 8-K furnished November 7, 2023 File No. 000-17781
Ladies and Gentlemen:
This letter responds to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the letter dated January 4, 2024, from Ms. Joyce Sweeney and Ms. Kathleen Collins to Gen Digital Inc. (the “Company,” “we,” “our” and “us”) on the Company’s Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2023, the Company’s Quarterly Report on Form 10-Q for the Quarter Period Ended September 29, 2023, and the Company’s Form 8-K furnished November 7, 2023.
For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter. The Company’s response to each Staff comment follows immediately after the text of the corresponding comment.

Form 10-K for the Fiscal Year Ended March 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 30

1.You attribute the increase in revenue to a $406 million increase in sales of your consumer security products and a $117 million increase in sales of your identity and protection products, which was offset by $113 million in foreign exchange headwinds. Please revise here to include a quantified discussion of the impact of the Avast acquisition on your net revenues. In this regard, avoid using vague terms such as “primarily,” as you have done on page 28, in favor specific quantification to more clearly describe organic versus inorganic revenue growth. Similarly, revise to include a discussion on Avast’s impact on your performance metrics such as direct customer count, ARPU and annual retention rate. For example, the decrease in your annual retention rate from 84% in fiscal 2022 to 76% in fiscal 2023 appears to be impacted by the Avast acquisition. Refer to Item 303(b) of Regulation S-K.

Gen | GenDigital.com

Gen Digital Inc. | 60 E Rio Salado Pkwy STE 1000, Tempe, AZ 85281

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that, in the Company’s Annual Report on Form 10-K for the Fiscal Year Ended March 29, 2024, the Company will quantify Avast’s impact on our revenue against the most recent comparative fiscal year. However, Avast’s impact on net revenues will not be disclosed after fiscal 2024 because we have fully integrated Avast with our ongoing operations, and we report the combined business as a single business segment.

We advise the Staff that we have disclosed changes in net revenues for the fiscal year ended March 31, 2023 in MD&A, focusing on the changes in our major solutions, which is based upon how management views the business. However, we have also disclosed the impact of Avast’s net revenues on our consolidated income statement for the reporting period as required under ASC 805-10-50-2(h) in Note 4 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2023. We have provided a revised quantified discussion of the impact of the Avast acquisition on our net revenues for fiscal 2023.

Example Revised Disclosure:
“Net revenues increased $542 million, due to a $406 million increase in sales of our consumer security products and a $117 million increase in sales of our identity and protection products. This was inclusive of $113 million of foreign exchange headwinds, primarily in our consumer security products. Our acquisition of Avast accounted for $518 million of net revenues in fiscal 2023.”

We respectfully advise the staff that management had quantified the impact of the Avast acquisition on our performance metrics during the quarter of acquisition close, as presented in the Company’s Earnings Presentation for the second quarter of fiscal 2023.

Q2 Gen Performance Metrics

Direct Cyber Safety Customers

Qtr-ending customer count, millions

23.3
15.6
1.4
Include: NLOK Mobile App Store Customers
(1.4)
Exclude: Customers associated to Legacy revenue
(0.3)
Q/Q (252K): NLOK (62K) Avast (190K)
38.6
Reporting Structure Alignment
NortonLifeLock Q1 ending
Avast Q1 ending
NLOK Mobile (1)
GEN Legacy (2)
GEN Q/Q Performance
Gen Direct Cyber Safety Q2 Ending

Q2 FY23	Total Revenue	*Avast Contribution*	Reported Growth Y/Y %	CC Growth Y/Y %
Direct	$660	*$40*	7%	11%
+ Partners	$74	*$5*	16%	21%
= Cyber Safety	**$734**	*$45*	**8%**	**12%**
Legacy	$14[3]	*$3*	N/A	N/A
Total Revenue	**$748**	*$48*	**8%**	**12%**

Q2 FY23	Direct ARPU[3]	*Direct Retention*	Direct Retention w/ Mobile
NortonLifeLock	$8.60	*85%*	83%
Avast	$4.30	*66%*	64%
Gen	**$6.98**	*77%*	**75%**

Note: Amounts may not add due to rounding.
(1) Include NLOK Mobile App customers reporting (from Partners) to reflect Avast's and industry's practice.
(2) Post Avast close, customer count excludes Legacy customers impacted by exit of Russia and EOL products.
(3) Direct ARPU based on average customer count and assumes full quarter of revenue for both companies. Now includes Mobile App Store customers.

Gen
Copyright © 2022 Gen Digital Inc. All rights reserved.
14

(Page 14 of the Company's Earnings Presentation for the second quarter of fiscal 2023)
Gen | GenDigital.com

Gen Digital Inc. | 60 E Rio Salado Pkwy STE 1000, Tempe, AZ 85281

The Company’s direct customer count increased by approximately 15 million due to our acquisition of Avast in the second quarter of fiscal 2023. The Avast acquisition also decreased combined Gen ARPU by $1.62 and retention rate by 8%.

The Company only quantified the impact during the quarter of acquisition close in order to show how the Avast acquisition had impacted our historical NortonLifeLock performance metrics, and also to set a go-forward baseline view of the combined business. We, however, did not quantify the impact of the Avast acquisition after the quarter of acquisition because the Company became focused on managing the business as a combined company with specific focus on markets and channels, and less on brands, and therefore we do not believe a quantification of the Avast impact is necessary to understanding the business. We believe quantifying the post-acquisition impact is not comparable to pre-acquisition results and therefore, may be misleading. As we started to further integrate Avast with our ongoing operations it became more difficult to be able to split the Company into different views in order to quantify the performance metrics due to our product integration strategy, cross-selling activities, and reallocation of performance marketing spend deployed to maximize Gen as a whole, and not by brand. We respectfully advise the Staff that we will not be disclosing Avast’s impact on our performance metrics for future periods after the acquisition.

Performance Metrics, page 30

2.We note that annual retention rate is defined as the number of direct customers who have more than one-year tenure as of the end of the most recently completed fiscal period divided by the total number of direct customers as of the end of the period one year ago. Please revise to clarify whether you compare the customer base as of a year ago to the same customers in the current period. If not, explain further how this measure represents retention of existing customers.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that in computing the annual retention rate, we compare the customer base as of a year ago to the same customers at the end of the most recently completed fiscal period. We also respectfully advise the Staff that, in future filings, beginning with the Company’s Annual Report on Form 10-K for the Fiscal Year Ended March 29, 2024, the Company will revise our annual retention rate definition as set forth below:

Example Disclosure:
"Retention rate is defined as the percentage of direct customers as of the end of the period from one year ago who are still active as of the most recently completed fiscal period. We monitor the retention rate to evaluate the effectiveness of our strategies to improve renewals of subscriptions."

Consolidated Financial Statements
Note 1. Description of Business and Significant Accounting Policies
Revenue recognition, page 47

3.We note your disclosure that revenue from e-commerce partners is recognized on a gross basis before the deduction of partner incentive and fees. Please revise to disclose
Gen | GenDigital.com

Gen Digital Inc. | 60 E Rio Salado Pkwy STE 1000, Tempe, AZ 85281

the nature of these arrangements, clarify whether you have direct billing arrangements with the end consumer, and describe the basis for your accounting treatment conclusion, if material. In your response, tell us the amount of e-commerce revenue for each period presented, including subsequent interim periods, and clarify whether e-commerce revenue is included in direct or partner revenue as disclosed in MD&A. Refer to ASC 606-10-50-12.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have provided below a breakdown of e-commerce partner revenue for fiscal year 2021, fiscal year 2022, fiscal year 2023, and the interim periods of fiscal year 2024. We advise the Staff that direct revenue as disclosed in MD&A includes revenue from users of our products and solutions who have a direct billing and/or registration relationship with us. It also includes revenue from users who do not have a direct billing relationship with us but register on our ecommerce site via our e-commerce partners. When referring to e-commerce partners, we are referring to those that are our fulfillment and payment processors who perform primarily administrative functions, such as collecting payment and remitting any required sales tax to governmental authorities. In the determination of our accounting treatment on a gross basis for e-commerce partners, we used the control principles as outlined in ASC 606 as the determining factor. Through our e-commerce partners, there is a pass through of control from us to the end-user, whom we consider to be the customer and we start revenue recognition once control is passed to the end user. However, we do not have a direct billing arrangement with the end-user. Our e-commerce partners perform administrative functions on our behalf. We respectfully advise the Staff that our e-commerce partners fees are approximately 2.5% of total net revenues.

In millions	FY 21	FY 22	FY 23	Q1 FY24	Q2 FY24
E-Commerce Partners Revenue	$200	$222	$647	$252	$245

We further respectfully advise the Staff that, in future filings, beginning with the Company’s Annual Report on Form 10-K for the Fiscal Year Ended March 29, 2024, the Company will revise our Revenue recognition disclosure in the Description of Business and Significant Accounting policies as set forth below.

Example Disclosure:
“We sell products and services directly to end-users and through multiple partner distribution channels. Revenue recognition begins when we transfer control of the promised products or services to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for such products or services. Our customer definition aligns with the control principles as outlined under ASC 606. Performance periods are generally one year or less, and payments are generally collected up front. Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

Our customers are primarily users of our products and solutions who sign up on our e-commerce platform and have a direct billing relationship with us. However, our customers, also include users who do not have a direct billing relationship with us but register on our e-commerce site through our e-commerce partners. When referring to e-commerce partners, we are referring to those that are our fulfillment and payment processors who perform primarily
Gen | GenDigital.com

Gen Digital Inc. | 60 E Rio Salado Pkwy STE 1000, Tempe, AZ 85281

administrative functions, such as collecting payment and remitting any required sales tax to governmental authorities. Revenue from these e-commerce partners is recognized on a gross basis, excluding fees paid to e-commerce partners.”

Form 10-Q for the Quarterly Period Ended September 29, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Performance Metrics, page 30

4.Please provide us with your customer retention rates for each quarter of the last two fiscal years and the current interim periods. Also, tell us your consideration to include this information in your Form 10-Q filings. In this regard, we note you present quarterly retention information in your investor presentations along with a discussion of changes in such metric since the Avast acquisition.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that, in future filings, beginning with the Company’s Form 10-Q for the Quarterly Period Ended December 29, 2023, we will disclose the customer retention rate in accordance with our discussion of this performance metric in our quarterly investor earnings presentation. We advise the Staff that historically, the retention rate was a performance metric that was only presented annually.

Additionally, we advise the Staff that, as requested, we have provided the table below showing the Company’s historical customer retention rates for each quarter of the last two fiscal years and the current interim periods. Starting in the second quarter of fiscal year 2023, we included Avast and mobile app store customers as part of our consolidated retention rate. In the Company’s Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2023, we recasted the customer retention rate in our Annual Report on Form 10-K for the Fiscal Year Ended April 1, 2022, from 85% to 84% to include our mobile app store customers to align with our current definition of direct customers, all other numbers are as reported.

	FY 22 (NortonLifeLock)				FY 23				FY 24
	Q1 FY22	Q2 FY22	Q3 FY22	Q4 FY22	Q1 FY23	Q2 FY23	Q3 FY23	Q4 FY23	Q1 FY24	Q2 FY24
Retention Rate	85%	85%	85%	84%	85%	75%	75%	76%	76%	77%
Form 8-K furnished November 7, 2023

Exhibit 99.01 Press Release, page 1

5.We note that you highlight the non-GAAP year-over-year information in a different style (i.e. bullet points) than you do the GAAP information, which appears to place undue prominence on your non-GAAP information. In addition, you discuss non-GAAP operating income in your highlights without discussing GAAP operating income with equal or greater prominence. Please revise. Refer to Question 102.10(a) of the Non-GAAP Compliance and Disclosure Interpretations.

Gen | GenDigital.com

Gen Digital Inc. | 60 E Rio Salado Pkwy STE 1000, Tempe, AZ 85281

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that, in future filings, we will ensure that the most directly comparable GAAP information of any non-GAAP measure will be presented with equal or greater prominence by presenting them in the same format and any non-GAAP information will include the most directly comparable GAAP information, as set forth in the example below.

Example Revision:
"Q2 FY24 Financial Highlights and Commentary YoY

Q2 GAAP YoY
•Revenue of $948 million, up 27%
•Operating Income of $25 million, down 90%
•Operating Margin of 2.6%, down 30 points
•Diluted EPS of $0.23, up 92%

Q2 Non-GAAP YoY
•Revenue of $948 million, up 27% in USD and 28% in CC
•Bookings of $923 million, up 28% in USD and 27% in CC
•Operating Income of $549 million, up 41% in USD and 43% in CC
•Operating Margin of 57.9%, up 600 basis points
•Diluted EPS of $0.47, up 4% in USD and up 9% in CC"
Gen | GenDigital.com

Gen Digital Inc. | 60 E Rio Salado Pkwy STE 1000, Tempe, AZ 85281

***

Please direct any comments or questions regarding this filing to me at (650)-527-6017. In addition, you are welcome to contact Bryan Ko, Chief Legal Officer at (650)-527-6001.

Very truly yours,
/s/ Natalie Derse
Natalie Derse Chief Financial Officer Gen Digital, Inc.

cc:	Bryan Ko, Chief Legal Officer Sameer Sood, Chief Accounting Officer
Gen | GenDigital.com

Gen Digital Inc. | 60 E Rio Salado Pkwy STE 1000, Tempe, AZ 85281